SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.
----------------------------------------------------------------------------
                              (Name of Issuer)


                   COMMON STOCK, PAR VALUE $.01 PER SHARE
----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 479477101
----------------------------------------------------------------------------
                               (CUSIP Number)


                              Thomas M. Begel
              c/o Transportation Technologies Industries, Inc.
                     980 N. Michigan Avenue, Suite 1000
                          Chicago, Illinois 60611
                               (312) 280-8844
----------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                  Copy to:
                            Joseph A. Coco, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                             December 14, 1999
-----------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d- 1(f) or 13d-1(g), check the following box | |.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                       (Continued on following pages)
                            (Page 1 of 14 Pages)



CUSIP No. 479477101                    13D            Page 2 of 14 Pages

-----------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Thomas M. Begel
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [x]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
   3     SEC USE ONLY

-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         OO
-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)
                                                                  [   ]
-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-----------------------------------------------------------------------------
       NUMBER OF          7     SOLE VOTING POWER
        SHARES                  455,012 (1)
     BENEFICIALLY         ---------------------------------------------------
       OWNED BY           8     SHARED VOTING POWER
         EACH                   0
       REPORTING          ---------------------------------------------------
        PERSON            9     SOLE DISPOSITIVE POWER
         WITH                   455,012(1)
                          ---------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                0
-----------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         455,012 (1)
-----------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                      [   ]
-----------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.4%
-----------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         IN
-----------------------------------------------------------------------------

----------

(1) Includes 50,000 shares of Common Stock subject to options exercisable within 60 days after the date of this Statement, approximately 4,000 shares of Common Stock held through a 401(k) plan and 29,500 shares of restricted Common Stock.



CUSIP No. 479477101                     13D            Page 3 of 14 Pages

-----------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Timothy A. Masek
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [x]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
   3     SEC USE ONLY
-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         OO
-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                  [   ]
-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-----------------------------------------------------------------------------
       NUMBER OF          7     SOLE VOTING POWER
        SHARES                   43,700(1)
     BENEFICIALLY         ---------------------------------------------------
       OWNED BY           8     SHARED VOTING POWER
         EACH                   0
       REPORTING          ---------------------------------------------------
        PERSON            9     SOLE DISPOSITIVE POWER
         WITH                   43,700(1)
                          ---------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                0
-----------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          43,700(1)
-----------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                             [  ]
-----------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.4%
-----------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         IN
-----------------------------------------------------------------------------

------------

(1) Includes 18,800 shares of Common Stock subject to options exercisable within 60 days after the date of this Statement, approximately 2,500 shares of Common Stock held through a 401(k) plan and 19,500 shares of restricted Common Stock.



CUSIP No. 479477101                   13D            Page 4 of 14 Pages

-----------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Camillo M. Santomero III
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [x]
                                                                    (b) [ ]
-----------------------------------------------------------------------------
   3     SEC USE ONLY
-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         OO
-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)
                                                                    [  ]
-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-----------------------------------------------------------------------------
       NUMBER OF          7     SOLE VOTING POWER
        SHARES                  173,000(1)
     BENEFICIALLY         ---------------------------------------------------
       OWNED BY           8     SHARED VOTING POWER
         EACH                   0
       REPORTING          ---------------------------------------------------
        PERSON            9     SOLE DISPOSITIVE POWER
         WITH                   173,000(1)
                          ---------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                0
-----------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         173,000(1)
-----------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                       [x]
-----------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.7%
-----------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         IN
-----------------------------------------------------------------------------

--------------

(1) Mr. Santomero is a private investor and a Senior Consultant to Chase Capital Partners, which beneficially owns shares of Common Stock, but Mr. Santomero disclaims beneficial ownership of such shares. Mr. Santomero, however, has an interest in a pool of securities, including shares of Common Stock, acquired by Chemical Equity Associates at the time he was a General Partner of Chemical Venture Partners (now Chase Capital Partners). Mr. Santomero holds options to purchase 23,000 shares of Common Stock, of which 20,000 are exercisable within 60 days after the date of this Statement.



CUSIP No. 479477101                     13D            Page 5 of 14 Pages

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   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Kenneth M. Tallering
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [x]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
   3     SEC USE ONLY
-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         OO
-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                     [   ]
-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-----------------------------------------------------------------------------
       NUMBER OF          7     SOLE VOTING POWER
        SHARES                  62,300(1)
     BENEFICIALLY         ---------------------------------------------------
       OWNED BY            8    SHARED VOTING POWER
         EACH                   0
       REPORTING          ---------------------------------------------------
        PERSON             9    SOLE DISPOSITIVE POWER
         WITH                   62,300(1)
                          ---------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                0
-----------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          62,300(1)
-----------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                             [  ]
-----------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.6%
-----------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         IN
-----------------------------------------------------------------------------


------------

(1) Includes 37,500 shares of Common Stock subject to options exercisable within 60 days after the date of this Statement, approximately 4,000 shares of Common Stock held through a 401(k) plan and 19,500 shares of restricted Common Stock.



CUSIP No. 479477101                      13D            Page 6 of 14 Pages

-----------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Andrew M. Weller
-----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [x]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
   3     SEC USE ONLY

-----------------------------------------------------------------------------
   4     SOURCE OF FUNDS
         OO
-----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                     [   ]
-----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-----------------------------------------------------------------------------
       NUMBER OF          7     SOLE VOTING POWER
        SHARES                  152,500(1)
     BENEFICIALLY         ---------------------------------------------------
       OWNED BY           8      SHARED VOTING POWER
         EACH                    0
       REPORTING          ---------------------------------------------------
        PERSON            9      SOLE DISPOSITIVE POWER
         WITH                    152,500(1)
                          ---------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                 0
-----------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         152,500(1)
-----------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                [   ]
-----------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.5%
-----------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         IN
-----------------------------------------------------------------------------



-----------

(1) Includes 105,000 shares of Common Stock subject to options exercisable within 60 days after the date of this Statement, approximately 4,000 shares of Common Stock held through a 401(k) plan and 29,500 shares of restricted Common Stock.



ITEM 1.        SECURITY AND ISSUER.

        The title of the class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $.01 per share (the "Common Stock"), of Transportation Technologies Industries, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 980 North Michigan Avenue, Suite 1000, Chicago, Illinois 60611.

ITEM 2.        IDENTITY AND BACKGROUND.

        This Statement is being filed by: (i) Thomas M. Begel, whose principal occupation is Chairman of the Board of Directors of the Company, President and Chief Executive Officer of the Company, (ii) Timothy A. Masek, whose principal occupation is President and CEO of Bostrom Seating, Inc., a subsidiary of the Company, (iii) Camillo M. Santomero III, who is a director of the Company, (iv) Kenneth M. Tallering, whose principal occupation is Vice President, General Counsel and Secretary of the Company, and (v) Andrew M. Weller, whose principal occupation is Executive Vice President, Chief Financial Officer and director of the Company (the individuals set forth in clauses (i) through (v) above being hereinafter collectively referred to as the "Management Investors"). The Management Investors may be deemed to constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of the Common Stock. This Statement constitutes the original Statement on Schedule 13D of the Management Investors.

        The business address of each of the Management Investors is c/o Transportation Technologies Industries, Inc., 980 North Michigan Avenue, Suite 1000, Chicago, Illinois 60611.

        Each of the Management Investors is a United States citizen.

        During the last five years, none of the Management Investors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On December 14, 1999, the Management Investors made a proposal (the "Proposal") to acquire all of the outstanding shares of common stock of the Company at a price of $20 per share in cash. The Proposal indicated that the Management Investors had received executed commitment letters from financial institutions providing for all of the necessary debt and equity financing for the proposed acquisition.

        On December 14, 1999, the Board of Directors of the Company established a Special Committee (the "Special Committee") of two independent, non-management directors to evaluate the Proposal.

        The Proposal is conditioned upon, among other things, approval of the transaction by the Board of Directors of the Company, the execution of a satisfactory definitive acquisition agreement, the funding of financing, the agreement of the holders of the Company's outstanding 11.75% notes to either sell their notes to the Company or consent to certain amendments to the indentures for such notes and other customary conditions. There can be no assurance that any transaction will result.

ITEM 4.               PURPOSE OF TRANSACTION.

        The information set forth in Item 3 of this Statement is incorporated herein by reference. The Management Investors propose to negotiate and enter into an acquisition agreement with the Company, acting through the Special Committee, providing for the acquisition of all of the Company's outstanding shares of common stock at a price of $20 per share.

ITEM 5.               INTEREST IN SECURITIES OF THE ISSUER.

        There were outstanding 10,293,596 shares of Common Stock on November 11, 1999. The Management Investors collectively beneficially own an aggregate of 886,512 shares of Common Stock, or approximately 8.6% of the Common Stock then outstanding. As noted below, Mr. Santomero disclaims beneficial ownership of all shares of Common Stock which may be beneficially owned by Chase Capital Partners, of which Mr. Santomero is a private investor and a Senior Consultant, and all shares of Common Stock held in a pool of securities acquired by Chemical Equity Associates at the time Mr. Santomero was a General Partner of Chemical Venture Partners (now Chase Capital Partners).

        By virtue of having made the Proposal, the Management Investors may be deemed to have formed a "group" for purposes of Rule 13d-5, and, accordingly, may be deemed to share beneficial ownership of the shares owned by the other Management Investors. However, the filing of this Statement on Schedule 13D shall not be construed as an admission that any of such persons is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities held by any other person. Set forth below is certain information with respect to the beneficial ownership of the Management Investors.

     Thomas M. Begel

               (a) Mr. Begel beneficially owns 455,012 shares of Common Stock (including 50,000 shares issuable upon the exercise of options exercisable within 60 days after the date of this Statement, approximately 4,000 shares of Common Stock held through a 401(k) plan and 29,500 shares of restricted Common Stock), constituting approximately 4.4% of the Common Stock outstanding on November 11, 1999.

               (b) Mr. Begel has sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

               (c) No transactions in the Common Stock were effected by Mr. Begel in the past 60 days.

               (d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

               (e) Not applicable.

     Timothy A. Masek

               (a) Mr. Masek beneficially owns 43,700 shares of Common Stock (including 18,800 shares issuable upon the exercise of options exercisable within 60 days after the date of this Statement, approximately 2,500 shares of Common Stock held through a 401(k) plan and 19,500 shares of restricted Common Stock), constituting approximately 0.4% of the Common Stock outstanding on November 11, 1999.

               (b) Mr. Masek has sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

               (c) No transactions in the Common Stock were effected by Mr. Masek in the past 60 days.

               (d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

               (e) Not applicable.

     Camillo M. Santomero III

               (a) Mr. Santomero beneficially owns 173,000 shares of Common Stock (including 20,000 shares issuable upon the exercise of options exercisable within 60 days after the date of this Statement), constituting approximately 1.7% of the Common Stock outstanding on November 11, 1999. Mr. Santomero is a private investor and a Senior Consultant to Chase Capital Partners, which may beneficially own shares of Common Stock. In addition, Mr. Santomero has an interest in a pool of securities, including shares of Common Stock, acquired by Chemical Equity Associates at the time he was a General Partner of Chemical Venture Partners (now Chase Capital Partners). Mr. Santomero disclaims beneficial ownership of all such shares.

               (b) Mr. Santomero has sole voting power and sole investment power with respect to the 173,000 shares of Common Stock referred to in paragraph (a) above.

               (c) No transactions in the Common Stock were effected by Mr. Santomero in the past 60 days.

               (d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

               (e) Not applicable.

     Kenneth M. Tallering

               (a) Mr. Tallering beneficially owns 62,300 shares of Common Stock (including 37,500 shares issuable upon the exercise of options exercisable within 60 days after the date of this Statement, approximately 4,000 shares of Common Stock held through a 401(k) plan and 19,500 shares of restricted Common Stock), constituting approximately 0.6% of the Common Stock outstanding on November 11, 1999.

               (b) Mr. Tallering has sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

               (c) No transactions in the Common Stock were effected by Mr. Tallering in the past 60 days.

               (d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

               (e) Not applicable.

     Andrew M. Weller

               (a) Mr. Weller beneficially owns 152,500 shares of Common Stock (including 105,000 shares issuable upon the exercise of options exercisable within 60 days after the date of this Statement, approximately 4,000 shares of Common Stock held through a 401(k) plan and 29,500 shares of restricted Common Stock), constituting approximately 1.5% of the Common Stock outstanding on November 11, 1999.

               (b) Mr. Weller has sole voting and investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

               (c) No transactions in the Common Stock were effected by Mr. Weller in the past 60 days.

               (d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

               (e) Not applicable.

ITEM 6.               CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                      RELATIONSHIPS WITH RESPECT
                      TO SECURITIES OF THE ISSUER.

        The information contained in Items 3, 4 and 5 of this Statement are incorporated herein by reference.

        Except for the agreements and understandings described in Items 3 and 4, to the best knowledge of the Management Investors, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2, and any other person, with respect to any securities of the Company including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.               MATERIAL TO BE FILED AS EXHIBITS.

        1.     Press Release of the Company, dated December 14, 1999.

        2.     Joint Filing Agreement.

        3.     Power of Attorney.


                                 SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 23, 1999


                                    /s/ Thomas M. Begel
                                    ------------------------------
                                        Thomas M. Begel


                                    /s/ Timothy A. Masek
                                    ------------------------------
                                        Timothy A. Masek


                                    /s/ Camillo M. Santomero III
                                    ------------------------------
                                        Camillo M. Santomero III


                                    /s/ Kenneth M. Tallering
                                     -----------------------------
                                         Kenneth M. Tallering


                                    /s/ Andrew M. Weller
                                     -----------------------------
                                           Andrew M. Weller




                               EXHIBIT INDEX

        1.     Press Release of the Company, dated December 14, 1999.

        2.     Joint Filing Agreement.

        3.     Power of Attorney.